UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 0-19357

MONRO MUFFLER BRAKE, INC.

PROFIT SHARING PLAN

(Full title of the plan)

MONRO MUFFLER BRAKE, INC.

200 HOLLEDER PARKWAY

ROCHESTER, NY 14615

(Name of issuer of the securities held pursuant to the

plan and address of its principal executive office)

MONRO MUFFLER BRAKE, INC.

PROFIT SHARING PLAN

INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

Page No.

Report of Independent Registered Public Accounting Firm	3

Financial Statements

Statements of Net Assets Available for Benefits as of March 31, 2015 and 2014	4

Statement of Changes in Net Assets Available for Benefits for the year ended March 31, 2015	5

Notes to Financial Statements	6

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – March 31, 2015	14

All other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Signature	15

Exhibit Index	16

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm	17

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Monro Muffler Brake, Inc. Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of Monro Muffler Brake, Inc. Profit Sharing Plan as of March 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended March 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Monro Muffler Brake, Inc. Profit Sharing Plan as of March 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended March 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of March 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Freed Maxick, CPAs, PC
Buffalo, New York
September 28, 2015

MONRO MUFFLER BRAKE, INC.

PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	March 31,
	2015	2014

Assets
Investments at fair value:
Cash and cash equivalents	$10,251	$1,395,884
Common collective trusts	6,122,031	—
Shares of registered investment companies	36,560,102	39,621,178
Employer securities	3,136,507	2,983,453

Total investments at fair value	45,828,891	44,000,515

Receivables:
Employer’s contributions	596,934	638,362
Participants’ contributions	4,870	5,095
Notes receivable from participants	1,425,260	1,530,011

Total receivables	2,027,064	2,173,468

Total assets	47,855,955	46,173,983

Liabilities

Accrued expenses	340,430	273,068

Net assets available for benefits	$47,515,525	$45,900,915

The accompanying notes are an integral part of the financial statements.

MONRO MUFFLER BRAKE, INC.

PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended March 31, 2015

Additions to net assets attributed to:

Contributions:
Employer	$591,971
Participant	2,435,069
Rollover	464,659

Total contributions	3,491,699

Investment income:
Net appreciation in fair value of investments	2,546,045
Dividend income	584,102
Interest income	56,385

Total investment income	3,186,532

Total additions	6,678,231

Deductions from net assets attributed to:

Benefits paid to participants	4,937,484
Administrative expenses	126,137

Total deductions	5,063,621

Increase in net assets available for benefits	1,614,610

Net assets available for benefits:

Beginning of year	$45,900,915

End of year	$47,515,525

The accompanying notes are an integral part of the financial statements.

MONRO MUFFLER BRAKE, INC.

PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLAN:

The following brief description of the Monro Muffler Brake, Inc. Profit Sharing Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan documents for more complete information.

General

Monro Muffler Brake, Inc. (the employer and Plan sponsor) (the “Company” or “Monro”) voluntarily contributes funds to provide for retirement, termination, disability and death benefits of plan participants.

On November 18, 1999, the Board of Directors approved amending the Plan to add a 401(k) salary deferral option. Prior to this amendment, participant fund balances consisted solely of employer-contributed Profit Sharing amounts adjusted for related gains/losses. In connection with this amendment, a new trustee (the “Trustee”) and custodian were appointed by the Board of Directors. Plan assets are invested in funds designated by each participant. Participant contributions under the 401(k) salary deferral option began in March 2000. The legal effective date of the Plan amendment was March 1, 2000.

The Plan has been restated in order to comply with various legislative amendments. The legal effective date of the most recent restatement is December 8, 2014. This restatement modified the eligibility age and contribution percentage limit, as well as various other provisions of the Plan. In connection with this restatement, a new trustee and custodian were appointed by the Board of Directors.

Participation

Permanent employees of Monro Muffler Brake, Inc. are eligible to become participants of the Plan upon hire. To participate, an employee must be 18 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Participants may contribute from 1% to 50% of their annual pre-tax compensation. Participants may also contribute amounts representing rollovers from other qualified plans. Contributions are subject to certain limitations as required under the Internal Revenue Code. Participants who have attained age 50 or older during the plan year are eligible to make catch-up contributions.

Participants’ contributions may be matched (“401(k) Matching Contributions”) by the Company in an amount determined by the Board of Directors of the Company. The Board has decided to match the amount of $.50 for every dollar contributed up to 4% of the participant’s pre-tax compensation for the years ended March 31, 2015 and 2014.

Participants must be scheduled to work 1,000 hours of service and be employed at the end of the Plan year in which they have made contributions in order to be eligible to receive the employer match.

Additionally, the Company may contribute to the Plan an additional amount, either in the form of a “Profit Sharing Contribution”, or in the form of an additional match on 401(k) participant contributions, based on the sole discretion of the Board of Directors. For the years ended March 31, 2015 and 2014, the Company did not make a “Profit Sharing Contribution”.

Profit Sharing Contributions are allocated by the custodian based on the proportionate share of wages earned by each participant in relation to the total qualified wages for all participants in the Plan.

MONRO MUFFLER BRAKE, INC.

PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Participants’ Accounts

Each participant’s account is credited with the participant’s contribution and (a) the Company’s matching contribution, (b) an allocation of the Company’s profit sharing contribution, (c) Plan earnings and (d) charged with an allocation of administrative expenses. Plan earnings and administrative expense allocations are based on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their own salary reduction contributions plus actual earnings thereon. Vesting in the Company 401(k) Matching Contribution portion of their accounts, plus actual earnings thereon, is based on years of service as defined in the Plan. A participant vests 25% at the end of his/her second year of service, and an additional 25% each year thereafter.

Participants become 100% vested in the Company’s Profit Sharing Contributions at the end of five years of service with 25%, 50% and 75% vesting in years two, three and four, respectively.

Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions and to pay administrative expenses of the Plan. Forfeited accounts used to reduce company contributions and to pay administrative expenses amounted to approximately $127,000 and $72,000 for the years ended March 31, 2015 and 2014, respectively. At March 31, 2015 and 2014, remaining forfeitures available to offset future contributions and to pay administrative expenses were approximately $122,000 and $111,000, respectively.

Notes Receivable from Participants

Participants may borrow from their 401(k) account in various amounts as specified by the Plan. Notes receivable must be a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. The terms for notes receivable range from one to five years, or up to ten years for the purchase of a primary residence. The notes receivable are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Benefits Committee. Principal and interest are paid ratably through payroll deductions. Notes receivable of approximately $619,000 and $609,000 were granted during the years ended March 31, 2015 and 2014, respectively. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are charged directly to the participants’ accounts when they are incurred. No allowance for credit losses has been recorded as of March 31, 2015 or 2014. Delinquent notes receivable are reclassified as distributions based upon the terms of the plan document.

Payment of Benefits

A participant may commence payment of benefits upon termination of employment, attainment of age 59 1/2, or becoming disabled. A participant may elect to receive benefits in the form of a lump-sum distribution or installment payments over time.

Administration

The Monro Muffler Brake, Inc. Benefits Committee is solely responsible for the general administration of the Plan and carrying out the Plan provisions. The Benefits Committee determines the appropriateness of the Plan’s investment offerings, monitors investment performance and reports to the Company’s Board of Directors. The Company reserves the right, by action of the Board of Directors, to discontinue contributions and terminate the Plan at any time. In the event of a termination of the Plan, each participant shall immediately become fully

MONRO MUFFLER BRAKE, INC.

PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Administration (continued)

vested. During the plan year, Monro transitioned the Plan trustee, custodian and recordkeeping to Wells Fargo Bank, N.A. (Wells Fargo) as of December 2014. For the period April through December 2014, the trustee and custodian of the Plan’s assets was State Street Bank and Trust Company and the recordkeeper of the Plan was Transamerica Retirement Solutions.

Administrative Expenses

Plan expenses are primarily paid by the Plan. Expenses related to the administration of notes receivable from participants are charged directly to the participants’ account and are included in administrative expenses. Investment related expenses are included in net appreciation in fair value of investments.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The financial statements of the Plan have been prepared using the accrual basis of accounting in conformity with accounting principles generally accepted in the United States.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statement of Net Assets Available for Benefits presents the contract value of the investment contracts which approximates fair value. The Statement of Changes in Net Assets Available for Benefits is prepared using the contract value basis for fully benefit-responsive investment contracts.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for discussion of fair value measurements.

The Plan presents, in the Statement of Changes in Net Assets, the net appreciation or depreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation of those investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties

Investment securities are exposed to various risks, such as interest rate and market risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it

MONRO MUFFLER BRAKE, INC.

PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Risks and Uncertainties (continued)

is at least reasonably possible that changes in risk in the near term would materially affect participants’ account balances and the amount reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Benefit Payments

Benefits are recorded when paid.

Recently Issued Accounting Pronouncements

In July 2015, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2015-12, “Plan Accounting: Defined Benefit Pension Plans, Topic 960; Defined Contribution Plans, Topic 962; and Health and Welfare Benefit Plans, Topic 965”. Part II of this ASU eliminates the current GAAP requirements for plans to disclose individual investments that represent five percent or more of net assets available for benefits, and the net appreciation or depreciation for investments by general type for both participant-directed investments and nonparticipant-directed investments. It also allows investments to be disaggregated by general type and eliminates the requirement to disaggregate investments by class. Further, significant investment strategies for an investment in a fund that files a U.S. Department of Labor Form 5500, Annual Return/Report of Employee Benefit Plan, as a direct filing entity when the plan measures that investment using the NAV practical expedient are no longer required. The provisions of this ASU are effective for financial statements issued for fiscal years beginning after December 15, 2015. Part II is to be applied retrospectively and early adoption is permitted. The Company has elected to adopt Part II of this ASU for the year ended March 31, 2015. Other than the elimination of the above noted disclosures, the early adoption of Part II of the ASU did not have a material impact on the financial statements.

In May 2015, the FASB issued ASU No. 2015-07, “Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent)”. This ASU removes the requirement to make certain disclosures as well as categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per practical expedient. The amendments in ASU 2015-07 are effective for public entities for interim and annual periods beginning after December 15, 2015. The amendment is required to be applied retrospectively and early adoption is permitted. Other than requiring a change to the disclosures, the adoption of this standard is not expected to have a material impact on the financial statements.

Other recent accounting pronouncements issued by the FASB (including technical corrections to the FASB’s Accounting Standards Codification), and the American Institute of Certified Public Accountants did not, or are not, expected to have a material effect on the Plan’s financial statements.

Reclassification

Certain 2014 footnote disclosures have been reclassified to conform with 2015 presentation.

MONRO MUFFLER BRAKE, INC.

PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 3 - PARTY-IN-INTEREST TRANSACTIONS:

Plan investments are shares of registered investment companies and common collective trusts managed by Wells Fargo since December 2014 and managed by Transamerica from April to December 2014. Wells Fargo is the current and Transamerica was the prior third party administrator during the plan year. Therefore, these transactions qualify as parties-in-interest. Fees paid by the Plan for professional expenses amounted to $126,137 and $69,608 for the years ended March 31, 2015 and 2014, respectively. The Plan also invests in Monro Muffler Brake, Inc. Stock Fund. Monro is the plan sponsor, and therefore, these transactions qualify as party-in-interest. Investment income from investments sponsored by Monro amounted to $397,765 and $904,006 for the years ended March 31, 2015 and 2014, respectively. Stock administration and other fees incurred by the Plan are paid through revenue sharing rather than a direct payment and were $14,583 and $26,932, for the years ended March 31, 2015 and 2014, respectively. Investment gain from investments sponsored by our third party administrators and notes receivable amounted to $1,811,492 and $3,630,664 for the years ended March 31, 2015 and 2014, respectively.

NOTE 4 - FEDERAL INCOME TAX STATUS:

The Plan uses a volume submitter plan document of Wells Fargo Bank, N.A. “Defined Contribution Volume Submitter Plan and Trust”. The volume submitter plan document has obtained an opinion letter from the Internal Revenue Service (IRS), which states that the volume submitter document satisfies the applicable provisions of the Internal Revenue Code. The Plan has not received a determination letter from the IRS; however the Plan administrator and the Plan’s counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the Internal Revenue Code and, therefore, believe that the Plan is qualified and the related trust is tax-exempt.

Additionally, Generally Accepted Accounting Principles requires Plan management to evaluate the tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain tax position that is more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of March 31, 2015 and 2014, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.

NOTE 5 - FAIR VALUE OF FINANCIAL INSTRUMENTS:

The accounting standards related to fair value measurements include a hierarchy for information and valuations used in measuring fair value that is broken down into three levels based on reliability, as follows:

•	Level 1 valuations are based on quoted prices in active markets for identical instruments that the Plan has the ability to access.

•

Level 2 valuations are based on quoted prices for similar, but not identical, instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; or other significant observable inputs besides quoted prices.

•	Level 3 valuations are based on information that is unobservable and significant to the overall fair value measurement.

A financial instrument’s categorization within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

MONRO MUFFLER BRAKE, INC.

PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 5 - FAIR VALUE OF FINANCIAL INSTRUMENTS (continued):

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at March 31, 2015 and 2014.

Cash and Cash Equivalents: Cash and cash equivalents are valued at cost, which approximates fair value.

Employer Securities: These investments consist of common stock valued at the closing price reported on the active market on which the individual securities are traded.

Shares of Registered Investment Companies: Valued at the quoted Net Asset Value (NAV) of shares held by the Plan at year end.

Common Collective Trust: Valued at the NAV of units of a collective trust. The NAV, as provided by the custodian, is used as a practical expedient to estimate fair value. The NAV is based on fair value as determined by the issuer based on the fair value of the underlying investments. Certain events, such as a change in law, regulation, administrative ruling or employer-initiated termination of the Plan, may limit the ability of the Plan to transact the collective trust fund at contract value with the issuer.

The following tables set forth the Plan’s financial instruments measured at fair value as of March 31, 2015 and 2014.

		Fair Value Measurements at Reporting Date Using
Description	Total as of March 31, 2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)

Financial Assets
Cash and cash equivalents	$10,251	$10,251	—	—
Common collective trusts	6,122,031	—	$6,122,031	—
Shares of registered investment companies	36,560,102	36,560,102	—	—
Employer securities	3,136,507	3,136,507	—	—

Total	$45,828,891	$39,706,860	$6,122,031	—

MONRO MUFFLER BRAKE, INC.

PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

		Fair Value Measurements at Reporting Date Using
Description	Total as of March 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Financial Assets
Cash and cash equivalents	$1,395,884	—	$1,395,884	—
Shares of registered investment companies	39,621,178	$39,621,178	—	—
Employer securities	2,983,453	2,983,453	—	—

Total	$44,000,515	$42,604,631	$1,395,884	—

The following table summarizes investments measured at fair value utilizing NAV as the practical expedient as of March 31, 2015.

Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
Common Collective Trusts:
Wells Fargo Stable Value Fund	$1,460,414	N/A	Daily	N/A
Wells Fargo/Blackrock Common Collective Trusts	4,661,617	N/A	Daily	N/A

The Plan did not hold investments measured at fair value based on NAV per share as of March 31, 2014.

MONRO MUFFLER BRAKE, INC.

PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 6 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

	March 31,
	2015	2014
Net assets available for benefits per the financial statements	$47,515,525	$45,900,915
Differences in:
Investments	1,425,260	1,530,011
Notes receivable from participants	(1,425,260)	(1,530,011)

Net assets available for benefits per the Form 5500	$47,515,525	$45,900,915

MONRO MUFFLER BRAKE, INC.

PROFIT SHARING PLAN

Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN # 16-0838627, Plan #001

March 31, 2015

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Fair Market Value

	American Century Investments	Equity Growth Fund	$2,205,115

	American Funds	2030 Target Date Retirement Fund	4,293,978

	American Funds	2025 Target Date Retirement Fund	4,239,121

	American Funds	2020 Target Date Retirement Fund	3,895,674

	American Funds	2035 Target Date Retirement Fund	2,836,613

	American Funds	Europacific Growth Fund	2,359,546

	American Funds	2040 Target Date Retirement Fund	1,568,171

	American Funds	2045 Target Date Retirement Fund	1,373,178

	American Funds	2015 Target Date Retirement Fund	987,581

	American Funds	2010 Target Date Retirement Fund	533,890

	American Funds	2050 Target Date Retirement Fund	372,327

	American Funds	2055 Target Date Retirement Fund	127,047

	Calamos Investments	Evolving World Growth Fund	22,314

	Clearbridge Investments	Aggressive Growth FI Fund	2,626,849

	J.P. Morgan Asset Management	U.S. Small Company Fund	3,339,281

	J.P. Morgan Asset Management	Core Bond Fund	3,089,326

	John Hancock	Disciplined Value Fund	2,512,514

	MFS Investment Management	Mid Cap Value Fund	99,320

*	Monro Muffler Brake, Inc.	Monro Stock Fund	3,136,507

*	Monro Muffler Brake, Inc. Profit Sharing Plan	Notes Receivable from Participants (Interest rates of 4.25 - 8.75%)	1,425,260

	PIMCO Funds	Total Return Fund	42,098

	PIMCO Funds	Foreign Bond Fund (USD-Hedged)	36,159

*	Wells Fargo	Stable Value Fund	1,460,414

*	Wells Fargo	Cash Account	10,251

*	Wells Fargo/ Blackrock	S&P 500 Index CIT	4,560,015

*	Wells Fargo/ Blackrock	International Equity Index CIT	42,520

*	Wells Fargo/ Blackrock	S&P Midcap Index CIT	41,096

*	Wells Fargo/ Blackrock	Russell 2000 Index CIT	17,986

			$47,254,151

*	Denotes a party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Monro Muffler Brake, Inc., as Administrator, has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Monro Muffler Brake, Inc.

AS ADMINISTRATOR OF

Monro Muffler Brake, Inc.

Profit Sharing Plan

DATE: September 28, 2015	By	/s/ Catherine D’Amico
Catherine D’Amico
Executive Vice President – Finance and Chief Financial Officer

EXHIBIT INDEX

Exhibit

23.1	Consent of Freed Maxick, CPAs, PC, dated September 28, 2015.